UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 2, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated September 1, 2015 announcing an appointment to management.

Istanbul, September 1, 2015

Announcement Regarding Appointment to Management

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

Our Company’s Board of Directors has taken the decision to appoint Doğuş Kuran as the Senior Vice President of Customer Services Function, directly reporting to the CEO, effective as of October 1, 2015.

Doğuş Kuran, graduated from the Istanbul Technical University Electrical and Electronics Engineering department in 1995. He received his Master’s degree in management engineering from Portland State University in 1997. He started his career at Alcatel-Teletaş. After holding executive positions in sales, business development and internet solutions consultancy within Cisco Systems and Microsoft Turkey organizations, he served as Chief Sales and Operations Officer at Ericsson Turkey. Most recently he worked as a partner at the Accenture Turkey Office responsible for the telecommunication, media and technology sectors.

For inquiries:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 2, 2015	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 2, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director